EXHIBIT 99.1

GameSquare Esports Updates Revenue Guidance

Management to host a webcast on Thursday, January 20, 2022, at 4pm EST

January 18, 2022, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”) announces that it has updated its revenue guidance for Q4 2021 to approximately $7.5 million; GameSquare reported $2.5 million of sales in Q3 2021. The Company has provided revenue guidance of $28 million for 2022, which remains unchanged. GameSquare transitioned to a December 31 year end, therefore Q4 2021 includes results from September through December. The financial performance includes a full quarter of contribution from Complexity Gaming, Cut+Sew, GCN, and Code Red. GameSquare management expects to release its audited 2021 financial statements in April 2022. The Company will host a webcast Thursday, January 20, 2022, at 4pm EST to discuss recent operational highlights with full details at investors.gamesquare.com or register via bit.ly/3Ibqich.

“The progress we have made to provide revenue guidance of $7.5 million for Q4 2021 is a reflection of our stellar people, products, relationships, and relentless attention to monetization throughout the Company,” said Justin Kenna, CEO of GameSquare. “We have streamlined our sales processes and have fostered relationships with global brands throughout 2021. This work reinforces our foundation for achieving our revenue guidance of $28 million in 2022. In addition, we have several exciting opportunities to build recurring revenue within our existing business, and we are developing new businesses that are expected to be profitable from the outset. In my view, this a strong finish to 2021 and a great start to 2022.”

The revenue guidance described in this press release is unaudited and is subject to change in connection with the completion of the Company’s year-end accounting procedures. Accordingly, investors should not place undue reliance on this information.

Strategic Priorities and Near-Term Catalysts

•	Grow sales within our digital agency vertical: GameSquare is building a leading esports and gaming organization with digital media and marketing agencies that connect brands with the large and growing esports and gaming audiences. The Company is focused on guiding brands to authentically connect with an affluent and influential demographic within the gaming ecosystem. Our unique mix of assets focused on influencer representation, marketing and go-to-market strategies, and our media stack enables us to work with endemic and non-endemic brands to strategize, plan and execute on bespoke campaigns.
•	Create compelling content: Complexity Gaming generated more than 3.2 billion viewer minutes in 2021, giving GameSquare an excellent base to build upon and to monetize its assets more fully. A key strategic priority for the Company is to consistently create compelling content that engages our audience and attracts new fans and viewers to the Complexity platform.
•	Enhance our social presence to grow audience: The Company will seek to enhance its social media presence through our portfolio companies and, importantly, through the rapidly growing streamers and content creators within Complexity Gaming including global talent such as TimTheTatman, Baka Bros, Ninjayla, Electra, and the professional athletes and celebrities within Complexity Stars. Adding top tier talent under the Complexity brand creates a virtuous circle as streamers and content creators can grow their audience by interacting with others on team Complexity. By adding more authentic touch points with Complexity fans, we will strive to grow engagement, and by understanding our audience, we can deliver more content that our fans want to see.
•	Grow brand relationships: The Company has consistently built, and expanded, brand relationships across Code Red, GCN, Cut+Sew, and Complexity Gaming. By creating compelling content and expanding engagement with our audiences, GameSquare offers brands a unique platform to engage with gaming and esports enthusiasts through sponsorships, branded content, merchandise collaborations, creative campaigns, esports and gaming tournaments, and influencer campaigns. Additionally, the Company has numerous subject matter experts that guide brands through consulting engagements to understand the gaming ecosystem and develop strategies to engage with gamers.

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•	Develop new revenue streams: GameSquare has identified four lines of business that it believes can accelerate sales growth and realization of profitability; 1) increased investment in merchandise, 2) monetization of streaming talent, 3) agency of record with professional sports franchises and global brands, and 4) world-class events to be held at The Star in Frisco and other top tier venues. The Company has made significant progress within the merchandise vertical, following the announcement of TimTheTatman, and an increase in the volume of brand deals which it believes is the result of investment in sales and increased awareness of the GameSquare and Complexity brands as illustrated by our revenue guidance for Q4 2021. The Company continues to develop strategies to work with and leverage its relationship with the Dallas Cowboys as well as other professional sports franchises and consumer brands. The Company sees tremendous opportunities to work with these clients to develop and execute strategies to connect iconic brands and franchises with gamers, authentically.
•	Enhance liquidity and accessibility: Management is currently assessing potential opportunities to enhance access to GameSquare stock. We believe that providing North American and global investors improved access to transact in GameSquare stock could have a positive impact.
•	Expand our shareholder base in Canada and the US: Increasing interest in esports, particularly within the large and growing US market, presents an opportunity to grow our shareholder base. Management has identified new shareholders as an important priority in 2022. Commencing trading on the OTCQB was an excellent first step in growing our shareholder base and reaching new investors.

Operational Highlights

The Company has made significant progress since going public in October 2020. Following a period of active M&A, having acquired Code Red, Reciprocity, Complexity Gaming, and Cut+Sew, management has turned its attention to integration and accelerating revenue growth with a focus on profitability. The following is a sample of recent announcements, with all press releases available at SEDAR.com;

•	Commenced trading on the OTCQB with the ticker GMSQF in December 2021;
•	Baka Bros, with more than 1.5 million followers, joined Complexity Gaming;
•	Launched Complexity Stars, a new gaming division that connects athlete and celebrity gamers with the larger gaming community. The division debuted with a roster of superstars including J.R. Smith, Allisha Gray, Max Holloway, Sean O’Malley, Megan Anderson, Leonard Fournette, Ronnie Stanley, and Edwin Rios from the NBA, WNBA, UFC, NFL, and MLB;
•	NFL teamed up with GCN, a GameSquare Company, to host the 2nd Annual Madden NFL 22 x HBCU tournament with 16 finalists to compete in Los Angeles during Super Bowl LVI week;
•	Reported strong sequential revenue growth in Q3 of $2.5 million and announced that the Company had generated in excess of $3.5 million of revenue in Q4 as of October 28, 2021;
•	Completed the Bagel Bites “Unexpected Combinations” relay race with GCN. The Bagel Bites brand is a part of The Heinz Kraft Company which operates in more than 25 countries and owns dozens of household global brands;
•	Announced the addition of Tom Walker, CFO of the Dallas Cowboys and CFO of the Jones Family Businesses, and Travis Goff, President of Goff Capital, to the GameSquare Board of Directors;
•	TimTheTatman, one of gaming and esports’ biggest personalities, joined Complexity Gaming and GameSquare esports.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. (“Reciprocity”), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity’s gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

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Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman

Phone: (647) 670-2500

Nikhil Thadani

Email: IR@gamesquare.com

Phone: (647) 670-2500

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s results of operations and future financial performance; the Company’s ability to integrate and monetize its core asset portfolio; the business and operations of the Company and its subsidiaries; and the Company’s ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s actual financial results being different from its estimates, the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors and assumptions are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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